Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, D.C. 20036 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

July 12, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Rebecca Marquigny, Esquire

Re:	Nationwide Variable Insurance Trust
File Nos. 002-73024 and 811-03213

Dear Ms. Marquigny:

On behalf of Nationwide Variable Insurance Trust (the “Registrant”) and its series the NVIT J.P. Morgan Disciplined Equity Fund and NVIT J.P. Morgan Mozaic Multi-Asset Fund (originally filed as the NVIT Large Cap Equity Fund and NVIT J.P. Morgan Mozaic Fund, respectively) (each, a Fund, and together, the “Funds”), below you will find the Registrant’s responses to the comments conveyed by you on March 4, 2019, with regard to Post-Effective Amendment No. 215 (the “Amendment”) to the Registrant’s registration statement on Form N-1A.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 7, 2019, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

Prospectus

General

1) Comment:  As the information provided in the “Fees and Expenses” and “Example” tables is considered material, in correspondence please provide complete, updated tables at least five days before the filing’s effective date.

Response:  The complete, updated tables are attached to this correspondence as Exhibit A.

2) Comment:  As the information provided in the “Portfolio Management” section is considered material, in correspondence please provide the names of the subadviser and portfolio managers at least five days before the filing’s effective date.

Response:  The subadviser to each Fund is J.P. Morgan Investment Management, Inc. The portfolio managers to the NVIT J.P. Morgan Disciplined Equity Fund are Steven G. Lee, Managing Director; Raffaele Zingone, CFA, Managing Director; and Tim Snyder, CFA, Managing Director.  The portfolio managers to the NVIT J.P. Morgan Mozaic Multi-Asset Fund are Yazann Romahi, CFA, Managing Director; Alistair Lowe, Managing Director; Joe Stains, CFA, Vice President; and Steven (Yegang) Wu, Associate.

NVIT Large Cap Equity Fund: Fund Summary

3) Comment:  On page 2 under “Principal Investment Strategies,” please revise the first sentence of the first paragraph as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes in equity securities of large-capitalization companies.

Response:  The Registrant respectfully declines to revise the disclosure as requested as the Fund does not intend to engage in any borrowings for investment purposes.  Therefore, the inclusion of the additional language could mislead investors into believing that the Fund intends to engage in borrowing for investment purposes as a principal investment strategy.

4) Comment:  In the second sentence of the first paragraph under “Principal Investment Strategies,” please consider providing the market capitalization range of the securities in which the Fund will invest, or, alternatively, provide the S&P 500 Index market capitalization range as of the date of the prospectus.

Response:  The Registrant has revised the second sentence of the first paragraph under Principal Investment Strategies” on page 11 as follows:

U.S. Securities and Exchange Commission

For these purposes, large-cap companies are those with market capitalizations similar to those of companies included in the S&P 500 Index, which ranged from $2.33 billion to $948.9 billion as of May 31, 2019.

5) Comment:  In the fourth sentence of the first paragraph under “Principal Investment Strategies,” if the reference to “smaller companies” is a reference to companies of a particular size, please include the capitalization range.

Response:  The reference to smaller companies has been deleted.

6) Comment:  Please explain how derivatives are valued for the Fund’s 80% test (market or notional) and list any other derivatives in which Fund plans to invest.

Response:  The Registrant believes that the use of notional value may be an appropriate measure of the economic exposure of a fund in certain circumstances. Notwithstanding the foregoing, the Registrant historically has not used, and currently does not intend to use, the type of derivatives instruments where such treatment would be appropriate. Accordingly, the Registrant confirms that derivatives that provide economic exposure to assets that are consistent with its name will be valued at market value for purposes of measuring compliance with the noted 80% policy.

7) Comment:  In the regarding ESG factors under “Principal Investment Strategies,” please clarify the phrase “in order to identify issuers that the subadviser believes will be impacted by such factors relative to other issuers.”  Additionally, please add corresponding ESG risk disclosure.

Response:  The reference to ESG factors has been deleted.  As a result, Comment 7 is no longer applicable.

NVIT J.P. Morgan Mozaic Fund: Fund Summary

8) Comment:  In the second paragraph under “Principal Investment Strategies,” please identify the maturity, duration and investment grade of any fixed-income securities in which the Fund will invest.

Response:  The Registrant respectfully declines to add the requested disclosure.  Adding disclosure regarding the maturity, duration, and investment grade of such bonds would unnecessarily constrain the subadviser’s investment strategy.  The Registrant also notes that Item 9(b)(1) of Form N-1A requires only that a fund to describe the particular types of securities in which it will invest.

9) Comment:  If the subadviser will exercise discretion over the investment of a certain percentage of the Fund’s assets, as opposed to all Fund assets being invested using the indexing approach, please disclose this percentage and explain how it will be invested; otherwise, please clarify the following statements:

U.S. Securities and Exchange Commission

a.     The Fund also invests in fixed-income securities (or investment companies that themselves invest in such securities) or holds cash that may be used to meet margin requirements and other obligations of the Fund’s futures positions.

b.     The Fund generally uses a “replication” strategy to track the performance of the Index, meaning the Fund typically invests in all of the component futures contracts in the Index and in the same proportions as in the Index up to a Maximum amount of 190% of the Fund’s net assets through the use of leverage.

c.     The Fund may also invest in securities, futures contracts or other investments not included in the Index, but which the Fund’s subadviser believes will help the Fund track the Index.

d.     In order to gain exposure to commodity markets, the Fund may invest up to 25% of its total assets in the Nationwide Securities Fund (the “Subsidiary”), a wholly owned subsidiary of the Fund formed in the Cayman Islands, which invests primarily in commodity-related instruments, such as futures contracts.

Response:  The Registrant notes that, in order to track the performance of the Index, the subadviser retains full discretion over how to invest the Fund’s assets.  As a result, the Registrant believes that no disclosure changes are required.

10) Comment:  The “Principal Investment Strategies” section discloses that the Fund may invest in a wholly owned subsidiary of the Fund formed in the Cayman Islands (a “controlled foreign corporation” or “CFC”).  Regarding any investments through a CFC:

a.     Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response:  The Registrant confirms that it complies with the provisions of Section 8 of the 1940 Act governing investment policies and the capital structure and leverage restrictions set forth in Section 18 of the 1940 Act, in each case on an aggregate basis with the CFC. However, the Registrant respectfully submits that no disclosure revision is necessary in response to this Comment.

b.     Disclose that each investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.  The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

U.S. Securities and Exchange Commission

Response:  The Registrant respectfully submits that the CFC is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15. However, the services performed by the investment adviser or an investment subadviser to the CFC under an investment advisory or subadvisory agreement with the CFC will be subject to general review by the Board of Trustees of the Registrant, including the “independent” Trustees of the Registrant, in connection with the Board’s annual review of the Registrant’s investment advisory and subadvisory agreements with the investment adviser and subadviser to the Fund. Although the Registrant confirms that the investment advisory and subadvisory agreements with the CFC generally are consistent with Section 15, the Registrant respectfully declines to disclose that the agreements comply with the provisions of the 1940 Act relating to investment advisory contracts. In addition, the Registrant considers the investment advisory or subadvisory agreements with the CFC not to be material contracts of the Fund. Accordingly, the Registrant has not included the CFC’s investment advisory and subadvisory agreements as exhibits to the Registrant’s registration statement.

c.     Disclose that the CFC complies with the 1940 Act’s provisions relating to affiliated transactions and custody (Section 17).  Identify the custodian of the CFC.

Response:  The Registrant confirms that the CFC complies with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder. The CFC has the same custodian as the Fund, JPMorgan Chase Bank, N.A. However, the Registrant respectfully submits that no disclosure revision is necessary in response to this Comment.

d.     Disclose: (i) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (ii) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response:  The Registrant confirms that the Fund has not sought or obtained a private letter ruling from the IRS as to the character of undistributed income derived from the CFC. The Registrant respectfully submits that the Fund takes steps to ensure that the income derived from the CFC is qualifying income in the hands of the Fund—specifically, that all subpart F inclusion income from the CFC is distributed in cash on a timely basis.

e.     Disclose, as appropriate, whether any of the CFC’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund.  The principal investment strategies and principal risk disclosures of a

U.S. Securities and Exchange Commission

fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Response:  The principal investment strategies and principal risks already disclosed in the Registrant Statement appropriately reflect the aggregate operations of the Fund and the CFC. The Registrant respectfully submits that no disclosure revision is necessary in response to this Comment.

f.     Confirm in correspondence that: (i) the financial statements of the CFC will be consolidated with those of the Fund; (ii) the CFC’s expenses will be included in the Fund’s prospectus fee table; (iii) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (iv) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the Staff pursuant to Section 31 of the 1940 Act.

Response:  The Registrant so confirms.

11) Comment:  Please consider revising the corresponding strategy for “Cash position risk” to clarify that the Fund’s cash investment may be significant, e.g., to cover derivatives.

Response:  The Registrant notes that the Fund’s principal investment strategies already state that the Fund may hold “cash that may be used to meet margin requirements and other obligations of the Fund’s futures positions.”

12) Comment:  If the Registrant believes that the strategy description for Item 9 is sufficient, please consider whether the Item 4 strategy description can be shortened.

Response:  The Registrant respectfully declines to shorten the Item 4 strategy description.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8402 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J. Zimmerman, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire

EXHIBIT A

FUND SUMMARY: NVIT J.P. MORGAN DISCIPLINED EQUITY FUND

Objective

The NVIT J.P. Morgan Disciplined Equity Fund (the "Fund") seeks a high level of total return from a diversified portfolio of equity securities.

Fees and Expenses

This table describes the fees and expenses you may pay when buying and holding shares of the Fund. Sales charges and other expenses that may be imposed by variable insurance contracts are not included. See the variable insurance contract prospectus.

	Class II Shares	Class Y Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)		
Management Fees	0.39%	0.39%
Distribution and/or Service (12b-1) Fees	0.25%	None
Other Expenses[1]	0.46%	0.21%
Total Annual Fund Operating Expenses	1.10%	0.60%
Fee Waiver/Expense Reimbursement[2]	(0.16)%	(0.16)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.94%	0.44%

[1] "Other Expenses" is based on estimated amounts for the current fiscal year.

[2] Nationwide Variable Insurance Trust (the "Trust") and Nationwide Fund Advisors (the "Adviser") have entered into a written contract limiting annual fund operating expenses to 0.44% (excluding Rule 12b-1 fees, administrative services fees, acquired fund fees and expenses, and certain other expenses) until at least July 31, 2020. The expense limitation agreement may be changed or eliminated only with the consent of the Board of Trustees of the Trust. The Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the expense limitation agreement at a date not to exceed three years from the date on which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless: (i) the Fund's assets exceed $100 million and (ii) the total annual expense ratio is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation. Reimbursement by the Fund of amounts previously waived or reimbursed by the Adviser is not permitted except as provided for in the expense limitation agreement.

Example

This Example is intended to help you to compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example, however, does not include charges that are imposed by variable insurance contracts. If these charges were reflected, the expenses listed below would be higher.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those time periods. It assumes a 5% return each year and no change in expenses, and any expense limitation or fee waivers that may apply for the periods indicated above under "Fees and Expenses." Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class II Shares	$96	$334
Class Y Shares	45	176

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund's performance. No portfolio turnover rate is disclosed since the Fund had not commenced operations as of the most recent fiscal year ended December 31, 2018.

Principal Investment Strategies

Under normal circumstances, the Fund invests at least 80% of its net assets in equity securities of large-capitalization companies. For these purposes, large-capitalization companies are those with market capitalizations similar to those of companies included in the S&P 500® Index. Although many of the companies in which the Fund invests are U.S. companies, the Fund may also invest in stocks of foreign companies. The Fund may also invest up to 20% of its net assets in stocks of

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FUNDS SUMMARY: NVIT J.P. MORGAN MOZAIC℠ MULTI-ASSET FUND

Objective

The NVIT J.P. Morgan Mozaic℠ Multi-Asset Fund ("Mozaic Fund" or the "Fund") seeks a high level of total return.

Fees and Expenses

This table describes the fees and expenses you may pay when buying and holding shares of the Fund. Sales charges and other expenses that may be imposed by variable insurance contracts are not included. See the variable insurance contract prospectus.

	Class II Shares	Class Y Shares
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)		
Management Fees	0.28%	0.28%
Distribution and/or Service (12b-1) Fees	0.25%	None
Other Expenses	0.64%	0.39%
Total Annual Fund Operating Expenses	1.17%	0.67%
Fee Waiver/Expense Reimbursement[1]	(0.24)%	(0.24)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.93%	0.43%

[1] "Other Expenses" and "Acquired Fund Fees and Expenses" are based on estimated amounts for the current fiscal year.

[2] Nationwide Variable Insurance Trust (the "Trust") and Nationwide Fund Advisors (the "Adviser") have entered into a written contract limiting annual fund operating expenses to 0.43% (excluding Rule 12b-1 fees, administrative services fees, acquired fund fees and expenses, and certain other expenses) until at least July 31, 2020. The expense limitation agreement may be changed or eliminated only with the consent of the Board of Trustees of the Trust. The Adviser may request and receive reimbursement from the Fund for advisory fees waived or other expenses reimbursed by the Adviser pursuant to the expense limitation agreement at a date not to exceed three years from the date on which the corresponding waiver or reimbursement to the Fund was made. However, no reimbursement may be made unless: (i) the Fund's assets exceed $100 million and (ii) the total annual expense ratio is no higher than the amount of the expense limitation that was in place at the time the Adviser waived the fees or reimbursed the expenses and does not cause the expense ratio to exceed the current expense limitation. Reimbursement by the Fund of amounts previously waived or reimbursed by the Adviser is not permitted except as provided for in the expense limitation agreement.

Example

This Example is intended to help you to compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example, however, does not include charges that are imposed by variable insurance contracts. If these charges were reflected, the expenses listed below would be higher.

This Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those time periods. It assumes a 5% return each year and no change in expenses, and any expense limitation or fee waivers that may apply for the periods indicated above under "Fees and Expenses." Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Class II Shares	$95	$348
Class Y Shares	44	190

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund's performance. No portfolio turnover rate is disclosed since the Fund had not commenced operations as of the most recent fiscal year ended December 31, 2018.

Principal Investment Strategies

In seeking a high level of total return, the Fund seeks to track the performance of the J.P. Morgan Mozaic℠ Index (Series F) (the "Index") before the deduction of Fund expenses.

The Index is designed to provide exposure to a global mix of asset classes including equity securities, fixed-income securities (i.e., bonds) and commodities through futures contracts on those asset classes. Equity securities include large-capitalization and small-capitalization companies listed on U.S. and foreign stock exchanges. Fixed-income securities include U.S. Treasury

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